                                        OMB APPROVAL

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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 2)


               Netcom On-Line Communication Services, Inc.
                            (Name of Issuer)

                              Common Stock
                    (Title of Class of Securities)
- --------------------------------------------------------------------------

                                641081104
                              (CUSIP Number)

                    Christopher J. Rupright, Esq.
                      Shartsis Friese & Ginsburg
                    One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
- ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                              May 21, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                       SEC 1746 (12-91)

SCHEDULE 13D
CUSIP No. 641081104                                    Page 2 of 12 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     West Highland Capital, Inc.
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / X /
                                                            (b) /  /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  364,800
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              364,800
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     364,800
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.2
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO and IA
- ---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 641081104                               Page 3 of 12 Pages

- ---------------------------------------------------------------------------
1NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

Estero Partners, LLC
- ---------------------------------------------------------------------------
2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) / X /
(b) /  /
- ---------------------------------------------------------------------------
3SEC USE ONLY
- ---------------------------------------------------------------------------
4SOURCE OF FUNDS*

AF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  293,031
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              293,031
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     293,031
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.6
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
- ---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 641081104                               Page 4 of 12 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lang H. Gerhard
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / X /
                                                            (b) /  /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  293,031
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              293,031
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     293,031
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.6
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 641081104                               Page 5 of 12 Pages

- ---------------------------------------------------------------------------
1NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

West Highland Partners, L.P.
- ---------------------------------------------------------------------------
2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) / X /
(b) /  /
- ---------------------------------------------------------------------------
3SEC USE ONLY
- ---------------------------------------------------------------------------
4SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  241,613
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              241,613
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     241,613
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.1
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- ---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 641081104                                    Page 6 of 12 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Buttonwood Partners, L.P.
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / X /
                                                            (b) /  /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  51,418
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              51,418
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     51,418
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.5
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- ---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 641081104                               Page 7 of 12 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Netcom On-Line Communication Services, Inc. ("NETC"). The principal executive office of NETC is located at 3031 Tisch Way, 2nd Floor, San Jose, CA 95128.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, is as follows:

(a) Lang H. Gerhard ("Gerhard"); West Highland Capital, Inc., a California corporation ("WHC"); Estero Partners, LLC, a California limited liability company ("LLC"); West Highland Partners, L.P., a California limited partnership ("WHP"); Buttonwood Partners, L.P., a California limited partnership ("BP").

(b) The business address of Gerhard, WHC, LLC, WHP and BP is 300 Drake's Landing Road, Suite 290, Greenbrae, California 94904.

(c) Gerhard is the sole director and occupies all the executive offices of WHC, which is an investment adviser. Gerhard is the sole manager of LLC. WHC, LLC and Gerhard are the general partners of WHP and BP, which are investment limited partnerships.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Gerhard is a citizen of the United States of America.

SCHEDULE 13D
CUSIP No. 641081104                               Page 8 of 12 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

WHC            Funds Under Management(1)     $10,372,370
WHP            Working Capital               $ 6,878,366
BP             Working Capital               $ 2,025,182

(1)  Includes funds invested by WHP and BP in Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

          Aggregate
          Beneficially
          Owned               Voting Power        Dispositive Power
Name      Number    Percent   Sole      Shared    Sole      Shared

WHC       364,800   3.2       -0-       364,800   -0-       364,800
Gerhard   293,031   2.6       -0-       293,031   -0-       293,031
LLC       293,031   2.6       -0-       293,031   -0-       293,031
WHP       241,613   2.1       -0-       241,613   -0-       241,613
BP         51,418   0.5       -0-        51,418   -0-        51,418

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since March 12, 1996:

     Purchase                 Number         Price     Broker
Name  or Sale  Date           of Shares      Per Share Used

WHC       S    4-02-96         8,000         25.3125   KALB
BP        S    4-02-96         9,000         25.3125   KALB
WHP       S    4-02-96        17,000         25.3125   KALB
WHC       P    4-30-96        10,200         35.8571   INST
BP        P    4-30-96         8,400         35.8571   INST
WHP       P    4-30-96        41,400         35.8571   INST
               (Table continued on Page 9)

SCHEDULE 13D
CUSIP No. 641081104                               Page 9 of 12 Pages

               (Table continued from Page 8)
WHC       P    4-30-96         6,800         36.4844   ABSB
BP        P    4-30-96         5,600         36.4844   ABSB
WHP       P    4-30-96        27,600         36.4844   ABSB
WHP       S    5-17-96         5,000         41.0000   INST
WHC       S    5-17-96        17,850         41.0000   VOLP
BP        S    5-17-96        14,700         41.0000   VOLP
WHP       S    5-17-96        72,450         41.0000   VOLP
WHC       S    5-21-96        15,538         43.0897   WSLS
BP        S    5-21-96        12,796         43.0897   WSLS
WHP       S    5-21-96        63,066         43.0897   WSLS
WHC       P    6-24-96         5,950         28.9107   ABSB
BP        P    6-24-96         4,900         28.9107   ABSB
WHP       P    6-24-96        24,150         28.9107   ABSB
WHC       P    6-25-96         3,400         29.0000   ABSB
BP        P    6-25-96         2,800         29.0000   ABSB
WHP       P    6-25-96        13,800         29.0000   ABSB
WHP       S    6-26-96        24,000         28.1250   KALB
WHC       P    6-26-96        24,000         28.1250   KALB
WHC       P    6-26-96         2,550         28.8750   ABSB
BP        P    6-26-96         2,100         28.8750   ABSB
WHP       P    6-26-96        10,350         28.8750   ABSB
WHC       P    6-28-96         7,650         26.4166   ABSB
BP        P    6-28-96         6,300         26.4166   ABSB
WHP       P    6-28-96        31,050         26.4166   ABSB
WHC       P    7-01-96         1,785         27.2202   INST
BP        P    7-01-96         1,470         27.2202   INST
WHP       P    7-01-96         7,245         27.2202   INST
WHC       P    7-02-96           765         26.1250   INST
BP        P    7-02-96           630         26.1250   INST
WHP       P    7-02-96         3,105         26.1250   INST
WHC       P    7-18-96        12,000         22.2292   HRZG
BP        P    7-18-96         8,400         22.2292   HRZG
WHP       P    7-18-96        39,600         22.2292   HRZG
WHC       P    7-18-96         1,020         21.7500   INST
BP        P    7-18-96           714         21.7500   INST
WHP       P    7-18-96         3,366         21.7500   INST
WHC       P    7-19-96           900         22.2500   KALB
BP        P    7-19-96         5,000         22.2500   KALB
WHP       P    7-19-96         4,100         22.2500   KALB
WHC       S    7-24-96        12,600         18.2105   INST
BP        S    7-24-96         8,190         18.2105   INST
WHP       S    7-24-96        42,210         18.2105   INST
WHC       S    7-25-96        10,000         18.1250   HRZG
BP        S    7-25-96         6,500         18.1250   HRZG
WHP       S    7-25-96        33,500         18.1250   HRZG
WHC       S    7-25-96         2,600         18.5029   INST
BP        S    7-25-96         1,690         18.5029   INST
WHP       S    7-25-96         8,710         18.5029   INST
               (Table continued on Page 10)

SCHEDULE 13D
CUSIP No. 641081104                               Page 10 of 12 Pages

               (Table continued from Page 9)
WHC       S    7-26-96        10,000         18.0000   HRZG
BP        S    7-26-96         6,500         18.0000   HRZG
WHP       S    7-26-96        33,500         18.0000   HRZG
WHC       S    7-29-96         2,000         17.5000   HRZG
BP        S    7-29-96         1,300         17.5000   HRZG
WHP       S    7-29-96         6,700         17.5000   HRZG
WHC       S    8-15-96        10,000         21.7500   HRZG
WHC       S    8-16-96        10,000         19.5000   HRZG
WHC       S    8-22-96         4,800         18.3750   HRZG
BP        S    8-22-96         4,200         18.3750   HRZG
WHP       S    8-22-96        21,000         18.3750   HRZG
WHC       S    8-23-96         3,200         18.0000   HRZG
BP        S    8-23-96         2,800         18.0000   HRZG
WHP       S    8-23-96        14,000         18.0000   HRZG
WHC       S    8-26-96         4,000         19.0625   HRZG
BP        S    8-26-96         3,500         19.0625   HRZG
WHP       S    8-26-96        17,500         19.0625   HRZG
WHC       S    8-27-96        16,960         20.7146   HRZG
BP        S    8-27-96        14,840         20.7146   HRZG
WHP       S    8-27-96        74,200         20.7146   HRZG
WHC       S    8-27-96         7,200         20.2318   INST
BP        S    8-27-96         6,300         20.2318   INST
WHP       S    8-27-96        31,500         20.2318   INST
WHC       S    8-28-96         4,800         21.1054   INST
BP        S    8-28-96         4,200         21.1054   INST
WHP       S    8-28-96        21,000         21.1054   INST
WHC       S    8-28-96        16,000         21.0313   ABSB
BP        S    8-28-96        14,000         21.0313   ABSB
WHP       S    8-28-96        70,000         21.0313   ABSB
WHC       S    8-29-96         2,400         20.5000   ABSB
BP        S    8-29-96         2,100         20.5000   ABSB
WHP       S    8-29-96        10,500         20.5000   ABSB
WHC       S    8-29-96           528         20.5795   INST
BP        S    8-29-96           462         20.5795   INST
WHP       S    8-29-96         2,310         20.5795   INST
WHC       S    9-03-96         6,560         19.0563   INST
BP        S    9-03-96         5,740         19.0563   INST
WHP       S    9-03-96        28,700         19.0563   INST
WHC       S    9-03-96         1,440         19.0000   MONT
BP        S    9-03-96         1,260         19.0000   MONT
WHP       S    9-03-96         6,300         19.0000   MONT

     ABSB -    Alex Brown & Sons Incorporated
     HRZG -    Herzog, Heine, Geduld, Inc.
     INST -    Instinet Corporation
     KALB -    Kalb Voorhis & Co.
     MONT -    Montgomery Securities
     WSLS -    Wessels, Arnold & Henderson, L.P.
     VOLP -    Volpe Welty & Company

SCHEDULE 13D
CUSIP No. 641081104                               Page 11 of 12 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Gerhard, WHC and LLC are the general partners of WHP and BP pursuant to limited partnership agreements providing to Gerhard, WHC and LLC the authority, among other things, to invest the funds of WHP and BP in Stock, to vote and dispose of stock and to file this statement on behalf of WHP and BP. Pursuant to such limited partnership agreements, the general partners of WHP and BP are entitled to allocations based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to investment management agreements, WHC is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements and provide for fees payable to WHC based on assets under management and realized and unrealized gains.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (including power of attorney).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    September ___, 1996.



___________________________________     WEST HIGHLAND PARTNERS, L.P.
Lang H. Gerhard


WEST HIGHLAND CAPITAL, INC.             By:  __________________________
                                             Lang H. Gerhard,
                                             General Partner

By:  ______________________________
     Lang H. Gerhard, President         BUTTONWOOD PARTNERS, L.P.


ESTERO PARTNERS, LLC
                                        By:  ___________________________
                                             Lang H. Gerhard,
                                             General Partner
By:  ______________________________
     Lang H. Gerhard, Manager

SCHEDULE 13D
CUSIP No. 641081104                          Page 12 of 12 Pages


                                                            EXHIBIT A

                    AGREEMENT REGARDING JOINT FILING
                    OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of Netcom On-Line Communication Services, Inc. For that purpose, the undersigned hereby constitute and appoint West Highland Capital, Inc., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  March 7, 1996.



/s/ Lang H. Gerhard                     WEST HIGHLAND PARTNERS, L.P.
Lang H. Gerhard


WEST HIGHLAND CAPITAL, INC.             By:  /s/ Lang H. Gerhard
                                             Lang H. Gerhard,
                                             General Partner

By:  /s/ Lang H. Gerhard
     Lang H. Gerhard, President         BUTTONWOOD PARTNERS, L.P.


WEST HIGHLAND CAPITAL, LLC
                                        By:  /s/ Lang H. Gerhard
                                             Lang H. Gerhard,
                                             General Partner
By:  /s/ Lang H. Gerhard
     Lang H. Gerhard, Manager

C:\DMS\2463\019\0179145.WP